UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 3)

CADENCE PHARMACEUTICALS, INC.

(Name of Subject Company)

MADISON MERGER SUB, INC.

(Offeror)

MALLINCKRODT PUBLIC LIMITED COMPANY

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

12738T100

(CUSIP Number of Class of Securities)

Peter G. Edwards, Esq.

Senior Vice President and General Counsel

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042

United States

(314) 654-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Adam O. Emmerich, Esq.

Benjamin M. Roth, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

(212) 403-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,344,572,479	$173,181

*	Estimated for purposes of calculating the filing fee only. The transaction valuation was calculated by adding the sum of (i) 89,183,960 shares of common stock, par value $0.0001 per share (the “Shares”), of Cadence Pharmaceuticals, Inc. (“Cadence”) outstanding multiplied by the offer price of $14.00 per share, (ii) 1,203,000 Shares subject to unvested restricted stock units multiplied by the offer price of $14.00 per share, (iii) 10,316,980 Shares issuable pursuant to outstanding options with an exercise price less than the offer price of $14.00 per share, multiplied by $7.58, which is the offer price of $14.00 per share minus the weighted average exercise price for such options of $6.42 per share and (iv) 137,620 Shares issuable pursuant to outstanding warrants, multiplied by $6.92, which is the offer price of $14.00 per share minus the weighted average exercise price for such warrants of $7.08 per share. The calculation of the filing fee is based on information provided by Cadence as of February 17, 2014.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2014, issued August 30, 2013, by multiplying the Transaction Valuation by 0.00012880.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $173,181	Filing Party: Madison Merger Sub, Inc. and Mallinckrodt plc
Form or Registration No.: Schedule TO	Date Filed: February 19, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Mallinckrodt plc, an Irish public limited company (“Parent”), and Madison Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Parent, with the Securities and Exchange Commission on February 19, 2014 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the tender offer by Purchaser for all of the outstanding shares of common stock, par value $0.0001 per share (“Shares”), of Cadence Pharmaceuticals, Inc., a Delaware corporation (“Cadence”), at a price of $14.00 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and conditions set forth in the offer to purchase dated February 19, 2014 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO, and is supplemented by the information specifically provided in this Amendment.

Capitalized terms used but not defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO.

Item 11.	Additional Information.

Regulation M-A Item 1011

The Offer to Purchase and Item 11 of the Schedule TO are hereby amended and supplemented by deleting the last three paragraphs of Section 16 of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” and replacing such paragraphs with the following:

“Certain Litigation. Following the announcement of the execution of the Merger Agreement, eight purported stockholder class actions were filed challenging the transaction. Six of the actions were filed in the Court of Chancery of the State of Delaware (collectively, the “Delaware Actions”): Wolfson v. Cadence Pharmaceuticals, Inc., et al., No. 9341 (filed February 12, 2014); Goode v. Garner, et al., No. 9361 (filed February 18, 2014); Bushansky v. Cadence Pharmaceuticals, Inc., et al., No. 9365 (filed February 19, 2014); Bokol v. Cadence Pharmaceuticals, Inc., et al., No. 9367 (filed February 19, 2014); Elvir v. Cadence Pharmaceuticals, Inc., et al., No. 9370 (filed February 19, 2014); and Nguyen v. Cadence Pharmaceuticals, Inc., et al. No. 9376 (filed February 21, 2014). Two more actions were filed in the Superior Court of the State of California, San Diego County (collectively, the “California Actions”): Denny v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00002579-CU-BT-CTL (filed February 13, 2014); and Militello v. Cadence Pharmaceuticals, Inc., et al., No. 37-2014-00003634-CU-BT-CTL (filed February 20, 2014).

The Delaware and California Actions are substantially identical. All the complaints bring claims against, and allege that, the directors of Cadence breached their fiduciary duties by agreeing to a transaction that purportedly undervalues Cadence. Among other things, plaintiffs allege that the members of the Cadence Board failed to maximize the value of Cadence to its public stockholders; negotiated a transaction in their best interests to the detriment of the Cadence public stockholders; and agreed to supposedly preclusive deal-protection measures that unfairly deter competitive offers. All the complaints other than Bushansky further allege that Parent and/or Purchaser and/or Cadence aided and abetted these purported breaches of fiduciary duty. The California Actions also name 25 John Doe defendants.

The Delaware and California Actions seek, among other things, (i) an order enjoining the proposed Offer and/or Merger; (ii) rescission of the transaction, to the extent already implemented, or alternatively rescissory damages; and (iii) attorneys’ fees and costs.

On February 26, 2014, plaintiff in Wolfson filed an Amended Class Action complaint against the defendants that added allegations, among others, that Cadence had omitted to disclose allegedly material information in the Schedule 14D-9. On February 27, 2014, the Court of Chancery of the State of Delaware consolidated the Delaware Actions under the caption In re Cadence Pharmaceuticals, Inc., Stockholder Litigation, No. 9341-VCP, and designated the amended complaint filed in Wolfson as the operative complaint in the consolidated Delaware Actions. On February 28, 2014, the Delaware court further granted the parties’ stipulation and proposed order regarding expedited discovery.

On March 7, 2014, Cadence, each of Cadence’s directors, Parent and Purchaser entered into a Memorandum of Understanding (the “MOU”) with the plaintiffs in the Delaware Actions, which sets forth the parties’ agreement in principle for a settlement of those actions. As explained in the MOU, Cadence, the director defendants, Parent and Purchaser have agreed to the settlement solely to avoid the costs, disruption, and distraction of further litigation and without admitting any liability or wrongdoing. The MOU contemplates that the parties will seek to enter into a stipulation of settlement providing for the certification of a mandatory non opt-out class, for settlement purposes only, that includes any and all record and beneficial owners of Shares (excluding defendants, their subsidiary companies, affiliates, assigns, and members of their immediate families) during the period beginning on February 10, 2014, through the effective date of the consummation of the Merger, including any and all of their respective successors in interest, predecessors, representatives, trustees, executors, administrators, heirs, assigns or transferees, immediate and remote, and any person or entity acting for or on behalf of, or claiming under, any of them, and each of them and a global release of claims relating to the Offer and the Merger as set forth in the MOU. The claims will not be released until such stipulation of settlement is approved by the Court of Chancery of the State of Delaware. There can be no assurance that the parties will ultimately enter into a stipulation of settlement or that the court will approve such settlement even if the parties were to enter into such stipulation. The settlement will not affect the consideration to be received by Cadence stockholders in connection with the Offer and the Merger.

As part of the settlement, Cadence agreed to make certain additional disclosures related to the Offer and the Merger, which are set forth in Amendment No. 1 (filed March 7, 2014) to the Schedule 14D-9 filed by Cadence with the SEC on February 25, 2014 (“Amendment No. 1”). Amendment No. 1 should be read in conjunction with the disclosures contained in the Schedule 14D-9, which in turn should be read in its entirety. As contemplated by the MOU, the release to be contained in the stipulation is in consideration of the additional disclosures in Amendment No. 1. Nothing in Amendment No. 1, this filing or any stipulation of settlement shall be deemed an admission of the legal necessity or materiality of any of the disclosures set forth in Amendment No. 1.

Additionally, as part of the settlement, the Cadence Board has made a commitment that, to the extent that Cadence receives a proposal for an alternative strategic transaction, the Cadence Board will promptly consider and respond to such proposal, consistent with the terms of the Merger Agreement. Additionally, as part of the settlement and pursuant to the MOU, Parent and Purchaser also agreed to forbear from exercising certain rights under the Merger Agreement, as follows: (i) the period following a termination of the Merger Agreement during which Cadence would be obligated in certain circumstances to pay the Cadence Termination Fee will be reduced from nine months to seven months, and (ii) the three business day period after delivery of a Notice of Intended Recommendation Change in response to a Superior Proposal during which the Cadence Board may not make an Adverse Recommendation Change will be reduced to two business days.”

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

MADISON MERGER SUB, INC.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PUBLIC LIMITED COMPANY

By:	/s/ Peter G. Edwards
Name:	Peter G. Edwards
Title:	Senior Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated February 19, 2014.*

(a)(1)(B)	Letter of Transmittal.*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Joint Press Release issued by Mallinckrodt plc and Cadence Pharmaceuticals, Inc. on February 11, 2014 (incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(G)	Presentation of Mallinckrodt plc — Acquisition of Cadence Pharmaceuticals, Inc., dated February 11, 2014 (incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(H)	Transcript of Mallinckrodt Conference Call dated February 11, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(a)(1)(I)	Excerpts from Transcript of Leerink Swann Global Healthcare Conference, dated February 13, 2014 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Mallinckrodt plc with the Securities and Exchange Commission on February 14, 2014).

(a)(1)(J)	Summary Advertisement as published in the New York Times on February 19, 2014.*

(b)(1)	Debt Commitment Letter, dated as of February 10, 2014, among Deutsche Bank AG New York Branch, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc. and Mallinckrodt plc.*

(b)(2)	Joinder Agreement to Debt Commitment Letter, from Barclays Bank PLC, Citigroup Global Markets Inc., Wells Fargo Bank, National Association and Wells Fargo Securities LLC to Mallinckrodt plc, Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc., dated as of February 20, 2014.*

(d)(1)	Agreement and Plan of Merger, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and Cadence Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(d)(2)	Tender and Support Agreement, dated as of February 10, 2014, by and among Mallinckrodt plc, Madison Merger Sub, Inc. and each of the persons set forth on Schedule A thereto (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Mallinckrodt plc with the Securities and Exchange Commission on February 11, 2014).

(g)	None.

(h)	None.

*	Previously filed.